UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2018

Commission File Number: 001-38259

ABLYNX NV

(Translation of registrant’s name into English)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

Tel: +32 9 262 00 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 7, 2018, Ablynx NV (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 16, 2018, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated February 7, 2018

99.2	Press Release dated February 16, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLYNX NV

Date: February 16, 2018	By:	/s/ Edwin Moses
Edwin Moses
Chief Executive Officer